SPROTT PHYSICAL GOLD AND SILVER TRUST 40-F

Exhibit 99.7

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416-777-8500

Fax 416-777-8818

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Sprott Asset Management LP, Manager of Sprott Physical Gold and Silver Trust,

We consent to the use of:

●	our report dated March 20, 2025 on the financial statements of Sprott Physical Gold and Silver Trust (the Trust) which comprise the statements of financial position as of December 31, 2024 and 2023, the related statements of comprehensive income (loss), changes in equity, and cash flows for each of the years ended December 31, 2024 and 2023, and the related notes (collectively the “financial statements”), and

●	our report dated March 20, 2025 on the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2024 each of which is included in the Annual Report on Form 40-F of the Trust for the fiscal year ended December 31, 2024.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-271163) on Form F-10 of the Trust.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 20, 2025

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